Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Limited	
ABN: 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of appointment	10 December 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
▪ 3,500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011 vesting immediately. ▪ 1,500,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon the 100,000th ounce of gold produced between 1 October 2008 and 31 December 2009. ▪ 1,250,000 Unlisted Options exercisable at $0.35 on or before 31 October 2011, vesting upon when the Company's Share price trades at greater than $0.70 for 5 consecutive trading days.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Novabank Pty Ltd. (Mr Terranova is a director and major shareholder in Novabank Pty Ltd)	1,000 Fully Paid Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.